V+ 2-28-02

02005994

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50218

SEC MAIL RECEIVED PROCESSING FEB 26 2002 WASH. D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rampart Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 E. Swamp Road Suite 200
(No. and Street)

Doylestown (City) PA (State) 18901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Ibach 267-880-1640
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Sage, C.P.A. P.L.
(Name — if individual, state last, first, middle name)

55 Northern Blvd. (Address) Great Neck (City) NY (State) 11021 (Zip Code)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Ibach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Financial Services Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

Sworn to and subscribed before me this ____ day of ____ 19__

NOTARIAL SEAL
HELEN J. DUTTON, Notary Public
Warrington Twp., Bucks County
My Commission Expires April 7, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
354
WASH, D.C. SECTION

Rampart Financial Services, Inc.

Financial Report

December 31, 2001

Schultz & Sage
Certified Public Accountants, P.C.
55 Northern Boulevard
Great Neck, New York 11021

(516) 466-5669

Board of Directors
Rampart Financial Services, Inc.

We have audited the accompanying Balance Sheet of Rampart Financial Services, Inc. as at December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rampart Financial Services, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Sage CPA'S P.C.

Schultz & Sage Certified Public Accountants, P.C.
Great Neck, New York
February 20, 2002

Rampart Financial Services, Inc.
Balance Sheet
As at December 31, 2001

(Notes 1 and 2)

Assets

Current Assets:		
Cash in Banks	$ 96 266	
Prepaid Expenses	10 070	
Total Current Assets		$ 106 336
Fixed Assets		
Equipment	$ 18 389	
Less: Accumulated Depreciation	4 163	
Total Fixed Assets		14 226
Total Assets		$ 120 562

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts Payable	$ 11 877	
Total Liabilities		$ 11 877
Contingent Liabilities (Note 4)		- - -
Stockholders' Equity:		
Common Stock, no par value, authorized 200 shares, issued 100 shares	$100 000	
Additional Paid In Capital	100 000	
Retained Earnings (Deficit)	(91 315)	
Total Stockholders' Equity (Note 3)		108 685
Total Liabilities and Stockholders' Equity		$ 120 562

The accompanying notes are an integral part of these financial statements

Rampart Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2001

Revenues:		
Commission Income		$ 5 099 795
Expenses:		
Payroll – Officer	$ 86 455	
Payroll – Other	29 452	
Depreciation	2 879	
Travel	2 369	
Payroll Taxes & Employee Benefits	13 906	
Regulatory Fees & Expenses	8 313	
Rent (Note 4)	17 382	
Outside Sales Commissions	4 830 805	
Insurance	2 828	
Outside Services	4 737	
Other Expenses	10 330	
Total Expenses		5 009 456
Net Income For Year (Note 2)		$ 90 339

The accompanying notes are an integral part of these financial statements.

Rampart Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Capital Stock - Common Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2001	100	$100 000	$ 100 000	$ (113 654)	$ 86 346
Issue Common Stock	0	0	0	0	0
Additional Paid-In Capital	0	0	0	0	0
Income				90 339	90 339
Distributions to Shareholders				(68 000)	(68 000)
Balance at December 31, 2001	100	$100 000	$ 100 000	$ (91 315)	$ 108 685

The accompanying notes are an integral part of these financial statements.

Rampart Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2001

Subordinated Borrowings at January 1, 2001	$ 0
Increases:	
Decreases:	
Subordinated Borrowings at December 31, 2001	$ 0

The accompanying noes are an integral part of these financial statements

Rampart Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from operating activities:		
Net Income		$ 90 339
Adjustments to Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	$ 2 879	
Changes in Assets And Liabilities:		
Decrease in Accounts Receivable	12 207	
Increase in Accounts Payable	3 543	
Increase in Prepaid Expenses	(9 422)	
Total Adjustments		9 207
Net Cash Provided By Operating Activities		$ 99 546
Cash Flows from Investing and Financing Activities::		
Distributions to Shareholders	$(68 000)	
Fixed Asset Acquisitions	(5 551)	(73 551)
Net Increase in Cash Value		$25 995
Cash in Banks January 1, 2001		70 271
Cash in Banks December 31, 2001		$96 266

The accompanying notes are an integral part of these financial statements.

Schedule I

Rampart Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As at December 31, 2001

Net Capital:	
Total stockholders' equity	$ 108 685
Deductions and/or charges:	
Non-allowable assets:	
Other assets	24 346
Net capital before haircuts on securities positions	$ 84 339
Haircuts on securities	0
Net Capital	$ 84 339
Aggregate Indebtedness:	
Items included in consolidated statement of financial condition:	
Other accounts payable and accrued expenses	$ 11 877
Total aggregate indebtedness	$ 11 877
Computation of basic net capital requirement:	
Minimum net capital required	$ 5 000
Excess Net Capital	$ 79 339
Excess Net Capital at 1000%	$ 78 151
Ratio: Aggregate indebtedness to net capital	.14 to 1

There are no differences between the company's computation included in Part IIA of Form X-17A-5 as of December 31, 2001 and the computations of net capital, aggregate indebtedness, required net capital, and excess net capital contained in Schedule I.

Schedule II

Rampart Financial Services, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

As at December 31, 2001

The firm operates pursuant to the (k)(1) exemption from the reserve requirement provision under Rule 15c-3-3.

Rampart Financial Services, Inc.
Notes to Financial Statements
December 31, 2001

1. Organization and Nature of Business

Rampart Financial Services, Inc. was incorporated in Pennsylvania on March 14, 1997. The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company is also registered to distribute insurance products in various states.

2. Significant Accounting Policies

Basis of Presentation

Rampart Financial Services, Inc. is engaged in the business of distributing variable and traditional insurance products and shares of registered investment companies. Transactions are completed on an agency basis. Revenue is recognized after the transaction is settled with the issuer.

Income Taxes

Rampart Financial Services, Inc. has elected treatment as an S Corporation with the Internal Revenue Service. Therefore, no federal income tax provision is included in the company's financial statement. Due to net operating loss carry forwards, no provision for state taxes were made.

3. Net Capital Requirements

Rampart Financial Services, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of registration, 15 to 1 thereafter. At December 31, 2001, Rampart Financial Services, Inc. had net capital of $84 339 which was $79 339 in excess of its required net capital of $5,000. The company's net capital ratio was .14 to 1.

4. *Contingent Liabilities*

The company rents its offices from a related company on a month to month basis of $1 492 per month.

Standard insurance industry practice is to charge back commissions earned for policies cancelled generally within one year. Corresponding commissions paid out by the company would also be charged back to the producer.

Schultz & Sage
Certified Public Accountants, P.C.
55 Northern Boulevard
Great Neck, New York 11021

(516) 466-5669

Board of Directors
Rampart Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rampart Financial Services, Inc. (the Company), for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure

policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Schultz & Sage Certified Public Accountants, P.C.
February 20, 2002